Exhibit 99.1

Thomson Reuters Files 2021 Annual Report

TORONTO, March 10, 2022 – Thomson Reuters (TSX/NYSE: TRI) today filed its annual report for the year ended December 31, 2021. The annual report contains audited financial statements, management’s discussion and analysis (MD&A) and other disclosures.

The annual report is now available in the “Investor Relations” section of tr.com. The annual report was filed with the Canadian securities regulatory agencies and is available at sedar.com. The annual report was also filed with the U.S. Securities and Exchange Commission on Form 40-F and is available at sec.gov.

Hard copies of the annual report may be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@tr.com. Copies may also be requested by writing to Thomson Reuters Investor Relations, 3 Times Square, New York, NY, 10036, United States.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 332 219 1511 andrew.green@tr.com	INVESTORS Gary E. Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com